

September 26, 2016

Richard J. Rothberg
General Counsel
Dell Technologies, Inc.
One Dell Way
Round Rock, Texas 78682

> **Re:** **Dell Technologies, Inc.**
> **Schedule TO-I**
> **Filed September 14, 2016**
> **File No. 005-89621**

Dear Mr. Rothberg:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 2. Subject Company Information

(b) Securities

1. We note your disclosure that the tender offer relates to the purchase for cash of "any and all outstanding shares." Please revise this disclosure to clarify that the tender offer is to purchase up to 712,786 shares, as noted elsewhere in the Schedule TO and Offer to Purchase.

Offer to Purchase

Conditions to the Offer, page 9

2. We note the language in the last paragraph of this section that your failure "at any time to exercise any of these rights will not be deemed a waiver of any such rights." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

3. We note your disclosure here and throughout your filing, that "[you] will determine the final proportion factor as promptly as practicable after the expiration date." Please revise the disclosure to comply with Rule 13e-4(f)(5).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offerors are in possession of all facts relating to this disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from an authorized representative of the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3619 for any questions.

Sincerely,

/s/ Jennifer López *for*

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

cc: Tristan Brown
          Simpson Thacher & Bartlett LLP